UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-42127-05

ABN AMRO Mortgage Corporation

(Exact name of registrant as specified in its charter)

181 West Madison Street, Chicago, Illinois 60602

(312) 904-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mortgage Pass-Through Certificates, Series 1999-1

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty

to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i) X

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 12

Pursuant to the requirements of the Securities Exchange Act

of 1934, ABN AMRO Mortgage Corporation

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity

as Agent for the Trustee under the Pooling and

Servicing Agreement on behalf of ABN AMRO

Mortgage Corporation, Registrant

By: /s/ Russell M. Goldenberg

Name: Russell M. Goldenberg

Title: Group Senior Vice President

Date: January 10, 2003

.